Exhibit 1




Via Federal Express

February 13, 2002

Thistle Group Holdings, Co.
6060 Ridge Ave.
Philadelphia, PA 19128
Attn:  Francis E. McGill, III, Corporate Secretary


Dear Mr. McGill:

          Jewelcor Management, Inc. (hereinafter referred to as "JMI" and/or "Nominating Shareholder") hereby gives notice that it is nominating Seymour Holtzman ("Holtzman"), James A. Mitarotonda ("Mitarotonda") and Alfred I. Fiergang ("Fiergang") (collectively "Director Nominees") for election to the Board of Directors of Thistle Group Holding, Co. ("THTL") at the next Annual Meeting of Stockholders to be held in 2002 (the "2002 Annual Meeting").

          JMI is the record owner of 500 shares of THTL common stock. The name and address on THTL's corporate books with regard to this stock ownership are: Jewelcor Management, Inc., 100 N. Wilkes-Barre Blvd., Wilkes-Barre, PA 18702. Enclosed is a copy of stock certificate number TGH 1964 issued by THTL, which evidences JMI's record ownership. JMI is also the beneficial owner of an additional 296,252 shares of THTL common stock (not including the 500 shares noted above). The additional 296,252 shares of common stock of THTL that are beneficially owned by JMI are held for the benefit of Bear Stearns Securities Corp. and for further credit by the Depository Trust Co. ("DTC") and registered in their nominee name, which is Cede & Co., 55 Water Street, New York, NY 10041.

          It is the opinion of counsel for the Nominating Shareholder that Article 7, Section F of the Articles of Incorporation of THTL is not valid or enforceable, and it is therefore not necessary to submit the information stipulated thereunder in order to effectively nominate persons for election to the Board of Directors. Nevertheless, in the spirit of cooperation and without prejudice, the Nominating Shareholder is providing in this letter and Exhibits A and B attached hereto, all the information purported to be required by such Article 7, Section F.

          The Nominating Shareholder feels strongly that shareholder representation is very important to corporate governance and to the maximization of shareholder value. If a representative of THTL desires to discuss the accomplishment of these goals, please contact the undersigned or Seymour Holtzman, Chairman of JMI.

          The enclosed material is being delivered to you, as the Corporate Secretary of THTL, as required by Article 7, Section F. If THTL contends that this notice is not timely or is otherwise deficient, please contact me immediately in writing and set forth the facts that THTL contends supports its position. In addition, if it is the opinion of THTL that additional information is required pursuant to Article 7, Section F, please notify me immediately in writing, specifying what additional information is believed to be required. Furthermore, please specify the basis of each such request so we can properly evaluate same. If
I do not hear from THTL promptly, I will assume that THTL agrees that this notice complies with Article 7, Section F.

           The Nominating Shareholder has no material financial interest in nominating the Director Nominees or any possible future proxy solicitation in connection therewith. Any director fees paid to the Director Nominees, if they are elected, will belong to the respective nominee.

          The Director Nominees would not be disqualified under the provisions of Article 7, Section F.

          This letter is being signed by the Nominating Shareholder, to comply with the requirements of Article 7, Section F. Exhibits A and B are incorporated in this letter by reference for all purposes.

          If you have any questions concerning the above or require any additional information, please contact the undersigned.



          Very truly yours,
          Jewelcor Management, Inc.


          /s/_____________________________
         By Richard L. Huffsmith
         Vice President/General Counsel




EXHIBIT A
SCHEDULE OF INFORMATION PURPORTLY REQUIRED BY
ARTICLE 7, SECTION F OF THE ARTICLES OF INCORPORATION
OF THISTLE GROUP HOLDING CO. ("THTL")



(i) The Nominating Shareholder and its business address:


Name                   Business Address
No. of Shares Held As Record Holder*

Jewelcor Management, Inc. 100 N. Wilkes-Barre Blvd., Wilkes-Barre,
PA 18702     500




*The Nominating Shareholder is also the beneficial owner of additional shares as set forth in subparagraph (iv) below.

(ii)  Name, age and  business address of Director Nominees:

Seymour Holtzman, Age 66
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702

James A. Mitarotonda, Age 47
888 Seventh Ave., 17th Floor
NY, NY 10019

Alfred I. Fiergang, Age 67
Executive Plaza, Suite 202
540 Pennsylvania Avenue
Fort Washington, PA 19034

(iii) Residence, principal occupation or employment of Director
Nominees and relationships (business, employment, familial) with Nominating Shareholder:

Seymour Holtzman, 66

Mr. Holtzman, who has a residence at 33 Sahara Drive, Kingston, Pa. 18704, has been involved in the retail business for over 30 years. For many years he has been the President and Chief Executive Officer of Jewelcor, Inc., formerly a New York Stock Exchange company that operated a chain of retail stores. In addition, from 1986 to 1988, Mr. Holtzman was the Chairman of the Board and Chief Executive Officer of Gruen Marketing Corp, an American Stock Exchange company involved in the nationwide distribution of watches. For at least the last five (5) years, Mr. Holtzman has been the Chairman and Chief Executive Officer of Jewelcor Management, Inc., which is primarily involved in investment and management services; C.D. Peacock, Inc., a prominent Chicago, Illinois retail jewelry establishment; and S.A. Peck & Co., a retail and mail order jewelry company based in Chicago, Illinois. Mr. Holtzman is currently the Chairman of the Board of three public companies: Designs, Inc. (NASDAQ "DESI"), Little Switzerland, Inc. (OTC bulletin board "LSVI") and musicmaker.com, Inc. (OTC bulletin board "HITS"). Mr. Holtzman is also on the Board of Directors for Ambanc Holding Co., Inc. (NASDAQ "AHCI"), the holding company for Mohawk Community Bank, a $730 million bank based in Amsterdam, NY, and Northeast Pennsylvania Financial Group, Inc. (AMEX "NEP"), the holding company for First Federal Bank, a $800 million bank based in Hazleton, PA. Mr. Holtzman is a well-known shareholder activist who specializes in the banking industry and retail industry. As of January 2000, Mr. Holtzman became one of ten outside advisors to Barington Companies Equity Partners, L.P. James Mitarotonda is the President and Chief Executive Officer of this entity, which is the General Partner of Barington Companies Equity Partners, L.P. JMI is a limited partner in Barington Companies Equity Partners, L.P. Mr. Holtzman and Mr. Mitarotonda serve together on the Board of Directors of musicmaker.com and entities affiliated with them are the beneficial owners of in excess of 30% of musicmaker's common stock. Mr. Holtzman has been an investor in banks and savings and loans since 1972.

James A. Mitarotonda, 47
Mr. Mitarotonda, whose residence is 322 Central Park West, Apartment 14 B,
NY, NY 10025, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P. He has held these positions for at least the last five (5) years. Mr. Mitarotonda co-founded Barington Capital Group, L.P. in November 1991. Mr. Mitarotonda is also President and Chief Executive Officer of Barington Companies Investors, LLC, the General Partner of Barington Companies Equity Partners, L.P., a small capitalization value fund in which the General Partner seeks to be actively involved with its portfolio companies in order to enhance shareholder value. Mr. Mitarotonda is currently President and Chief Executive Officer of musicmaker.com, Inc. (OTC bulletin board "HITS"). Mr. Mitarotonda also serves on the Board of Directors of musicmaker with Mr. Holtzman. In May 1988, Mr. Mitarotonda co-founded Commonwealth Associates, an investment banking, brokerage and securities trading firm. Mr. Mitarotonda served as Chairman of the Board and Co-Chief Executive Officer of JMJ Management Company Inc., the general partner of Commonwealth Associates. From December 1984 to May 1988, Mr. Mitarotonda was Senior Vice President/Investments of DH Blair & Co., Inc. Earlier in his career, Mr. Mitarotonda was employed by Citibank, N.A. in an executive capacity having management responsibility for two of Citibank's business banking branches. During his tenure at Citibank, Mr. Mitarotonda became Regional Director of Citibank's Home Equity Financing and Credit Services. Mr. Mitarotonda is a member of the Alumni Advisory Council of New York University's Stern School of Business and is a member of the Executive Committee and Co-Chairman of Membership for the Gotham Chapter of the Young President's Organization. Mr. Mitarotonda graduated from
New York University's Leonard N. Stern School of Business with a Master of Business Administration degree and from Queens College with a Bachelor of Arts degree with honors in Economics.

Alfred I. Fiergang, 67

Mr. Fiergang, whose residence is 4 Fox Pond, Spring House, PA 19477, is one of the founding partners of the Law Firm of Fiergang & Simmons, P.C. Mr. Fiergang has engaged in the practice of Labor & Employment Law representing Management since 1966. Mr. Fiergang was a trial attorney with the National Labor Relations Board from 1962 to 1966. Mr. Fiergang has been a member of the Pennsylvania Bar Association since 1960.

Each of the Director Nominees has consented to serve as a director of THTL and, if elected, intends to discharge his duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

         All of the Director Nominees are citizens of the United States.

(iv) The following sets forth the name and the number of shares of Common Stock of THTL beneficially owned as of February 13, 2002, by the Nominating
Shareholder and by each of the Director Nominees. [The actual stock purchase transactions are set forth on Exhibit B.]





Name                   Class
Number of Shares of Common Stock
Beneficially Owned & Owned Percent Of  Class
Jewelcor Management, Inc. common
6,752              4.429
Seymour Holtzman (1)(2) common
296,752                4.429
James A. Mitarotonda (2)(3) common
8,800                          *
Alfred I. Fiergang        common
0                           *

(1) Mr. Holtzman may be deemed to be the beneficial owner of 296,752 shares beneficially owned JMI.
(2) Mr. Holtzman is the Chairman of the Board of musicmaker.com (OTC bulletin board "HITS") and Mr. Mitarotonda is President, Chief Executive Officer and a Director of musicmaker. musicmaker.com is the beneficial owner of 13,500 shares of common stock. JMI, Mr. Holtzman and Mr. Mitarotonda disclaim any beneficial ownership in musicmaker's common stock.
(3) Mr. Mitarotonda is the President and Chief Executive Officer of Barington Companies Investors, LLC, the General Partner of Barington Companies Equity Partners, L.P. Mr. Mitarotonda may be deemed to be the beneficial owner of the 8,800 shares owned by Barington Companies Equity Partners, L.P.

* less than 1% ownership

The aggregate purchase price of the 296,752 shares owned and beneficially owned by JMI on February 13, 2002 was approximately $2,915,218.49 (exclusive of brokerage commissions). Such shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital and margin loans. As of February 13, 2002, the securities of the Nominating Shareholder had an outstanding margin balance held at Bear Stearns.

(v) During the last five (5) years, none of Holtzman, Mitarotonda or Fiergang, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(vi) The following sets forth the Nominating Shareholder's responses to any purported requirements of Article 7, Section F:

None of the Director Nominees (i) have within the previous 10 years been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818 (u), or any successor provision, (ii) have been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law or (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such crime.

None of the Director Nominees are a director or officer of a co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company, or banking association (in each case whether chartered by a state, the federal government or any other jurisdiction) that engages in business activities in the same market area as THTL or any of its subsidiaries.

Holtzman, Mitarotonda and Fiergang will enter into an agreement with JMI, whereby JMI will agree to bear all costs and expenses of, and indemnify against any and all liability incurred by, Holtzman, Mitarotonda and Fiergang in connection with Holtzman, Mitarotonda and Fiergang being director nominees or participants in any possible future proxy solicitation. If elected, Holtzman, Mitarotonda and Fiergang will receive directors' fees as Directors of THTL in accordance with THTL's then practice.

Neither the Nominating Shareholder nor any of the Director Nominees, nor any of their affiliates, nor any associates of such persons, except as set forth herein or Exhibit B, (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of THTL or any parent or subsidiary of THTL, (ii) owns any securities of THTL of record but not beneficially,
(iii) has purchased or sold any securities of THTL within the past two years,
(iv) has incurred indebtedness for the purpose of acquiring or holding securities of THTL, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of THTL within the past year,
(vi) has been indebted to THTL or any of its subsidiaries since the beginning of THTL's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by THTL or with respect to any future transactions to which THTL or any of its affiliates will or may be a party. In addition, except as set forth herein, neither the Nominating Shareholder nor any of the Director Nominees or any of their affiliates nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with THTL since the beginning of THTL's last fiscal year, or any proposed transaction, to which THTL or any of its affiliates was or is a party.

(vii) During the past ten years neither the Nominating Shareholder nor the Director Nominees nor any of their affiliates have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(viii) According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 31, 2001, there were 6,699,955 shares of Common Stock outstanding. No record date for the 2002 Annual Meeting has been scheduled.

(ix) In the event of any possible future solicitation of proxies with respect to the election of the Director Nominees at the 2002 Annual Meeting, the Nominating Shareholder would expect the following information to apply (which is summarized below solely for purposes of the purported requirements of
Article 7, Section F, of the THTL's Articles of Incorporation to the extent they may be applicable).

Proxies may be solicited by a Committee to be comprised of the Nominating Shareholder, the affiliates of the Nominating Shareholder listed above, and the Director Nominees (the "Committee") by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Holtzman, Mitarotonda and Fiergang would expect to be principally responsible for soliciting proxies for the Committee and certain of their employees, or JMI's employees, may perform secretarial work in connection with the solicitation of proxies, for which no additional compensation is expected to be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries would be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee would expect to reimburse them for their reasonable out-of-pocket expenses.

JMI would expect to retain D. F. King & Co., Inc., 77 Water Street, New York,
 NY 10005, (212) 269-5550, to assist in the solicitation of proxies and for related services. The Committee would expect to pay D. F. King & Co., Inc.
a customary fee and reimburse it for its reasonable out-of-pocket expenses. In addition, JMI would expect to indemnify D. F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

The entire expense of preparing, assembling, printing, and mailing any such possible future Proxy Statement and related materials and the cost of soliciting proxies is expected to be exclusively borne by JMI.

Although no precise estimate can be made at the present time, JMI currently estimates that the total expenditures relating to any such possible future proxy solicitation incurred by JMI would be approximately $40,000. JMI would expect to seek reimbursement from THTL for any such expenses incurred by it, if its Director Nominees are elected, but does not expect to submit the question of such reimbursement to a vote of the stockholders.